
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[Mark One]

☑ ANNUAL REPORT Pursuant to Section 15(d) 1934 For the fiscal year ended December 31, 2011.

OR

☐ TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Transition Period from __________ to __________ Commission File Number 0-5965.

A. Full Title of Plan:

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

B. Name of Issuer of securities held pursuant to the plan and the address of its principal executive office:

Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60603

Financial Statements and Exhibits

The following financial statements and schedules are filed as part of this annual report:

1. An audited statement of net assets available for benefits as of December 31, 2011 and 2010 of The Northern Trust Company Thrift Incentive Plan and related statements of changes in net assets available for benefits for the two years then ended.

2. Supplemental schedule of assets (held at end of year) as of December 31, 2011.

Those financial statements and schedules are incorporated by reference in the Form S-8 Registration Statement under the Securities Act of 1933, The Northern Trust Company Thrift-Incentive Plan, Registration No.333-58784 and Registration No. 333-174384.

The following exhibits are being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

All other documents relating to The Northern Trust Company Thrift Incentive Plan have previously been filed with the Securities and Exchange Commission in Washington, D.C. with Form S-8 Registration Statement, The Northern Trust Company Thrift-Incentive Plan, Registration No. 333-58784 and Registration No. 333-174384.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Administrative Committee which is the plan administrator for TIP has caused this annual report to be signed by the undersigned thereunder duly authorized.

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

Date: June 26, 2012

By: Dawn Romei

Dawn Romei
Chairperson
Employee Benefit Administrative Committee

George Johnson
& Company

One South Dearborn Street • Suite 2100 • Chicago, Illinois 60603-2302
(312) 212-4330 • Fax (312) 212-4329

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 26, 2012

To the Employee Benefit Administrative Committee
The Northern Trust Company
Chicago, Illinois

We have audited the accompanying statement of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the "Plan") as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned 2011 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

George Johnson & Company

CERTIFIED PUBLIC ACCOUNTANTS
Chicago, Illinois

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Northern Trust Company
Employee Benefit Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the Plan) as of December 31, 2010, 2009, and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, 2009, and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010, 2009, and 2008 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
May 22, 2012

Index to Exhibits

Exhibit No.	Description	Page No.
23.1	Consent of Independent Registered Public Accounting Firm	5
23.2	Consent of Independent Registered Public Accounting Firm	6
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 Of the Sarbanes-Oxley Act of 2002	7

George Johnson
& Company

One South Dearborn Street • Suite 2100 • Chicago, Illinois 60603-2302
(312) 212-4330 • Fax (312) 212-4329

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 26, 2012

To the Employee Benefit Administrative Committee
The Northern Trust Company
Chicago, Illinois

We consent to the incorporation, by reference in Registration Statement No. 333-58784 and Registration Statement No. 333-174384 of Northern Trust Corporation on Form S-8, of our report dated June 26, 2012, with respect to the statement of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule of assets (held at end of year), which report appears in the December 31, 2011 Annual Report on Form 11-K of The Northern Trust Company Thrift-Incentive Plan.

George Johnson & Co.

CERTIFIED PUBLIC ACCOUNTANTS
Chicago, Illinois

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Northern Trust Company
Employee Benefit Administrative Committee
Thrift-Incentive Plan:

We consent to the incorporation by reference in the registration statements (No. 333-58784 and No. 333-174384) on Form S-8 of Northern Trust Corporation of our report dated May 22, 2012 with respect to the statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan as of December 31, 2010, 2009, and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010, 2009, and 2008, which report appears in the December 31, 2011 annual report on Form 11-K of The Northern Trust Company Thrift-Incentive Plan.

KPMG LLP

Chicago, Illinois
June 26, 2012

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

In connection with the Annual Report of The Northern Trust Company Thrift-Incentive Plan (the "Plan") for the period ending December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dawn Romei, Chairperson of the Employee Benefit Administrative Committee, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Plan.

Date: June 26, 2012

By: Dawn Romei

Dawn Romei
Chairperson
Employee Benefit Administrative Committee

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2011 AND 2010
(With Report of Independent Registered Public Accounting Firm)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

TABLE OF CONTENTS

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2011 AND 2010
(With Report of Independent Registered Public Accounting Firm)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

TABLE OF CONTENTS

George Johnson
& Company

One South Dearborn Street • Suite 2100 • Chicago, Illinois 60603-2302
(312) 212-4330 • Fax (312) 212-4329

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 26, 2012

To the Employee Benefit Administrative Committee
The Northern Trust Company
Chicago, Illinois

We have audited the accompanying statement of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the "Plan") as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned 2011 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

George Johnson & Co.
CERTIFIED PUBLIC ACCOUNTANTS
Chicago, Illinois

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31

	2011	2010
Assets		
Cash at bank	$ -	$ 24,962
Investments, at fair value:		
Collective trust funds	756,383,459	760,159,642
Mutual funds	318,176,911	306,922,108
Northern Trust Corporation common stock fund	290,596,752	422,122,356
Total investments	1,365,157,122	1,489,204,106
Receivables:		
Accrued interest and dividends receivable	2,069,435	2,175,006
Employer contribution receivable	10,352,692	624,826
Participant contribution receivable	1,962,386	1,900,240
Notes receivable from participants	23,489,278	23,548,950
Total receivables	37,873,791	28,249,022
Total assets	1,403,030,913	1,517,478,090
Liabilities		
Expenses payable	119,482	123,944
Net assets available for benefits reflecting investments at fair value	1,402,911,431	1,517,354,146
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(18,241,654)	(13,874,223)
Net assets available for benefits	$ 1,384,669,777	$ 1,503,479,923

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31

	2011	2010
Additions:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments	$ (132,696,759)	$ 122,076,148
Interest	4,157,028	4,109,207
Interest from participant loans	1,229,034	1,308,461
Dividends	12,331,916	12,874,778
Total investment income (loss)	(114,978,781)	140,368,594
Contributions:		
Employer	27,522,548	17,064,302
Participants	66,878,431	65,367,068
Total contributions	94,400,979	82,431,370
Total additions	(20,577,802)	222,799,964
Deductions:		
Benefits paid to participants	96,701,519	127,111,140
Administrative expenses	1,530,825	1,362,914
Total deductions	98,232,344	128,474,054
Net additions (deductions)	(118,810,146)	94,325,910
Net assets available for benefits:		
Beginning of year	1,503,479,923	1,409,154,013
End of year	$ 1,384,669,777	$ 1,503,479,923

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

1. **Plan Description**

The following is a brief description of The Northern Trust Company Thrift-Incentive Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan Sourcebook or the Plan document for more complete information.

(a) **General** – The Plan is a defined contribution plan whose purpose is to provide retirement benefits to eligible domestic employees of The Northern Trust Company (the Company) and any affiliates or subsidiaries which adopted the Plan.

The Plan is subject to applicable provisions of the Employee Retirement Income Security Act as amended (ERISA) and the Internal Revenue Code (the Code).

(b) **Plan Administration** – The Plan is administered by the Plan's Employee Benefit Administrative Committee (the Committee). As administrator of the Plan, the Committee interprets the provisions of the Plan and decides all questions arising in the administration of the Plan. The Committee may delegate any or all of its powers under the Plan.

(c) **Eligibility** – Employees can make their own contributions after receipt of their first paycheck. Participating employees are eligible for the Company match on the first day of the month following six months of service.

(d) **Vesting** – Participants are always 100% vested in their own contributions and earnings. The Company matching and profit-sharing contributions vest 20% after one year of service and increase 20% a year until the participant is 100% vested at the end of five years.

(e) **Employee Contributions** – Participants may elect to contribute from 1% to a maximum of 40% (in whole percentage points) of their base salary to the Plan. In addition, these contributions may be made with both before-tax and after-tax dollars. In 2011 and 2010, a participant's annual before-tax contributions could not exceed $16,500, except in the case of additional catch-up contributions for participants who had attained age 50 before the end of the Plan year.

Newly hired participants who do not begin contributing to the Plan as soon as they are eligible are automatically enrolled in the Plan by the time they receive their fourth paycheck. The initial contribution rate for participants who are automatically enrolled is 3% on a before-tax basis, and these contributions are invested in the Vanguard Target Retirement Fund nearest to the participant's projected retirement age of 62. Participants may elect to cancel or change this automatic enrollment before it becomes effective and may also make changes at any time to the contribution rate, before- or after-tax contribution basis, and how contributions are vested.

1. **Plan Description (Continued)**

Participants can split their contributions among any of the available investment funds and additional Vanguard Target Retirement Funds in increments of 1%. The Northern Trust Stock Fund is designated as an employee stock ownership plan. The Former ESOP Fund also constitutes an employee stock ownership plan. Participants may elect to have dividends on the shares of Northern Trust Corporation stock in either or both of these Funds reinvested quarterly in Northern Trust Corporation stock or paid to the participants annually in cash. Participant contributions may be limited in certain instances so as not to exceed certain maximum amounts established by the Code and related Internal Revenue Service (IRS) regulations.

Participants may direct their own contributions and related Company contributions into any of the Plan's fund options except for the Former ESOP Fund. Participants may change their elections and transfer balances between funds at any time, subject to certain quarter-end restrictions affecting Northern Trust Corporation stock and certain fund trading restrictions.

(f) **Employer Contributions** – The Company makes a matching contribution of up to 4.5% of a participant's eligible pay. The Company matching contributions include both a core component and a component contingent on Northern Trust Corporation reaching an annual earnings goal. Regardless of corporate performance, there will be a minimum Company Matching Contribution of $0.50 on every $1.00 that a participant contributes up to 6% of pay. This is equal to 3% of pay and is made to contributing participant accounts every payday. The contingent Company Matching Contribution provides for an additional $0.50 on every $1.00 that a participant contributes to the Plan on the first 3% of pay, equal to an additional contribution of 1.5% of pay. This contingent contribution will be made only if Northern Trust Corporation reaches an annual earnings goal, is discretionary, and will be contributed annually after approval by the Compensation and Benefits Committee of the Board of Directors. In addition, to receive a contingent Company Matching Contribution, participants must be employed on December 31 (or on disability, approved leave of absence or have terminated employment before December 31 due to retirement under the Pension Plan or death).

In January of 2012, after approval by the Compensation and Benefits Committee of the Board of Directors, the Company made a contingent matching contribution to the Plan of $9,534,952 as a result of Northern Trust Corporation having achieved its 2011 earnings goal.

(g) **Benefits, Withdrawals and Forfeitures** – Upon a termination for permanent disability, death, or the attainment of age 65, a participant or beneficiary is entitled to receive the participant's entire balance in the Plan. If a participant terminates for any other reason, the unvested portion of his employer contribution accounts will

1. **Plan Description (Continued)**

be forfeited. These forfeitures will be used to reduce the current year's employer contributions. Forfeitures amounted to $647,315 and $714,425 for the years ended December 31, 2011 and 2010, respectively.

Participants may also elect to withdraw a portion of their accounts subject to various restrictions as outlined in the Plan. A participant's before-tax account may only be withdrawn for reasons of financial hardship as defined by the Code and related IRS regulations.

(h) **Participant Loans** – Participants may borrow against the vested portion of their Plan accounts, excluding amounts attributable to the Former ESOP Fund. Participants can borrow a minimum of $1,000, with additional increments of $1.00. Loans must be paid back over a maximum of five years (15 years for home loans) and bear a reasonable rate of interest. All loans are subject to various restrictions as outlined in the Plan. However, in no case can a participant's entire loan balance exceed the lesser of 50% of his vested account balance or $50,000. Payments to the Northern Trust Stock Fund may be restricted from time to time in accordance with Northern Trust Corporation's Statement of Confidential Information and Securities Trading. Loan interest rates are commensurate with local prevailing rates as determined by the Plan administrator. Participant loans are valued at amortized cost.

Effective January 1, 2010, the Plan was amended to include an administrative fee in connection with Plan loans. The fee of $75.00 per loan is added to the principal loan amount and reflected in the payments deducted each payroll period from a participant's paycheck.

(i) **Plan Termination** – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants' accounts will become fully vested.

2. **Summary of Significant Accounting Policies**

A summary of the Plan's significant accounting policies, consistently applied in the preparation of the accompanying financial statements, is as follows:

(a) **Basis of Accounting** – The financial statements of the Plan are presented under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

2. **Summary of Significant Accounting Policies (Continued)**

(b) **Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

(c) **Valuation of Investments** – The Plan's investments are stated at fair value. Shares of mutual and collective trust funds are valued at their net asset value (NAV) per share, as reported by the fund manager. Northern Trust Corporation common stock is valued at the closing price reported by NASDAQ.

The Plan's policy is to recognize transfers between fair value levels as of the actual date of the event or change in circumstance that caused the transfer. This policy is the same for both transfers into and out of the levels.

(d) **Fully Benefit Responsive Investment Contracts** – As described in *Defined Contribution Pension Plans* topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), investment contracts held in a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the above topic, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. The Plan holds fully benefit responsive investment contracts through the Northern Institutional Trust Collective Stable Asset Fund.

(e) **Investment Income Recognition** – Purchases and sales of securities are reflected on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. At the time investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss in the financial statements. The unrealized appreciation (depreciation) of investments represents the change in the market value from the beginning of the plan year (or date the investments were purchased, if later) to the end of the plan year (or date the investments were sold, if earlier).

(f) **Contributions** – Contributions from the Company are accrued based upon the funding provisions of the Plan.

2. **Summary of Significant Accounting Policies (Continued)**

(g) **Administrative Expenses** – During 2011 and 2010, certain administrative expenses were paid by the Plan, as authorized by Plan documents and the Committee. The remaining 2011 and 2010 administrative expenses were paid by the Company.

(h) **Payment of Benefits** – Benefit payments are recorded when paid.

3. **Investments**

The Plan follows the guidance issued under the *Fair Value Measurements and Disclosures* topic of the FASB ASC, which defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. This standard establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace.

Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. Financial instruments are categorized based on the lowest level input that is significant to their valuation.

Level 1 inputs are quoted, active market prices for identical assets or liabilities. The Plan's Level 1 investments include mutual and collective trust funds. Share prices of the funds, referred to as a fund's Net Asset Value (NAV), are calculated daily by the fund's manager based on the closing market prices and accruals of securities in the fund's total portfolio (total value of the fund) divided by the number of fund shares currently issued and outstanding. Redemptions in these funds occur by contract at the respective fund's redemption date NAV. The Plan also holds investments in Northern Trust Corporation common stock, which is valued at the closing price reported by NASDAQ.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets. The Plan's Level 2 investments consist of collective trust funds. The NAVs of the funds are calculated on a scheduled basis using the closing market prices and accruals of securities in the funds (total value of the funds) divided by the number of fund shares currently issued and outstanding. Redemptions of the collective trust funds occur by contract at the respective fund's redemption date NAV.

3. **Investments (Continued)**

Level 3 inputs are unobservable inputs for an asset or liability, including inputs from internally-developed pricing models due to little or no market activity. The Plan had no Level 3 assets or liabilities at December 31, 2011 or 2010.

The following table presents Plan assets measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy as of December 31, 2011 and 2010:

Description	**Level 1**	**Level 2**	**Level 3**	**Balance as of December 31, 2011**
Collective trust funds*	$ 159,637,738	$ 596,745,721	$ -	$ 756,383,459
Mutual funds:				
Corporate Bond	102,269,276	-	-	102,269,276
Domestic Large Blend	111,801,509	-	-	111,801,509
Foreign Large Blend	57,658,775	-	-	57,658,775
Foreign Large Growth	10,907,249	-	-	10,907,249
Mid-Cap Blend	25,857,733	-	-	25,857,733
World Allocation	9,682,369	-	-	9,682,369
Northern Trust Stock Fund	290,596,752	-	-	290,596,752
Total investments at fair value	$ 768,411,401	$ 596,745,721	$ -	$ 1,365,157,122

* Included within the collective trust funds is the Northern Trust Collective Stable Asset Fund which is classified as a Level 2 asset.

Description	**Level 1**	**Level 2**	**Level 3**	**Balance as of December 31, 2010**
Collective trust funds*	$ 195,457,415	$ 564,702,227	$ -	$ 760,159,642
Mutual funds:				
Foreign Large Blend	78,469,405	-	-	78,469,405
Domestic Large Blend	95,283,167	-	-	95,283,167
Mid-Cap Blend	27,904,243	-	-	27,904,243
Corporate Bond	105,265,293	-	-	105,265,293
Northern Trust Stock Fund	422,122,356	-	-	422,122,356
Total investments at fair value	$ 924,501,879	$ 564,702,227	$ -	$ 1,489,204,106

* Included within the collective trust funds is the Northern Trust Collective Stable Asset Fund which is classified as a level 2 asset.

3. **Investments (Continued)**

During 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(132,696,759) and $122,076,148, respectively, as follows:

	2011	2010
Northern Institutional Funds Bond Portfolio	$ 4,011,709	$ 3,004,573
Northern Funds Multi-Manager Mid Cap Fund	(933,012)	5,124,899
Northern Institutional Funds Focused Growth Portfolio A	–	(608,109)
Northern Institutional Funds International Equity Portfolio	(9,906,911)	4,477,945
Northern Trust Collective Stable Asset Fund	7,670,536	9,815,260
Northern Trust Collective S&P 500 Index Fund - DC - Non-Lending	4,379,430	29,086,384
Northern Trust Collective ACWI Ex-US Index Fund - DC - Non-Lending	(8,833,569)	5,261,992
Northern Trust Collective Russell 2000 Index Fund - DC - Non-Lending	(1,048,077)	2,111,136
Northern Trust Collective S&P 400 Index Fund - DC - Non-Lending	(648,774)	1,217,984
Northern Trust Collective TIPS Index Fund - Non-Lending	1,310,140	306,642
Northern Trust Collective Aggregate Bond Index Fund - Non-Lending	1,154,996	228,521
PIMCO All Asset	(641,722)	–
Aberdeen Emerging Market	(1,080,961)	–
Victory EB Diversified Stock Fund	(7,421,356)	19,247,493
Jennison U.S. Small Cap Equity Fund	(332,084)	9,529,915
Brandywine Fund	–	(375,245)
Dodge & Cox Stock Fund	–	397,974
Morgan Stanley Institutional Small Company Growth Fund	–	75,554
RS Partners	–	1,106,120
Vanguard Retirement Income Fund	57,281	162,425
Vanguard Target Retirement 2005 Fund	43,542	129,109
Vanguard Target Retirement 2010 Fund	32,050	607,098
Vanguard Target Retirement 2015 Fund	(147,728)	1,569,233
Vanguard Target Retirement 2020 Fund	(369,168)	1,491,785
Vanguard Target Retirement 2025 Fund	(523,504)	1,477,250
Vanguard Target Retirement 2030 Fund	(468,043)	998,966
Vanguard Target Retirement 2035 Fund	(687,501)	1,063,879
Vanguard Target Retirement 2040 Fund	(404,821)	706,146
Vanguard Target Retirement 2045 Fund	(279,892)	473,677
Vanguard Target Retirement 2050 Fund	(147,770)	345,631
Vanguard Target Retirement 2055 Fund	(2,739)	–
Northern Trust Stock Fund	(117,478,811)	22,556,167
Other Income*	–	485,744
	$ (132,696,759)	$ 122,076,148

* Other income of $485,744 represents the recovery of a prior loss on an investment fund that is no longer included within the Plan.

3. **Investments (Continued)**

The following presents investments that represented 5% or more of the Plan's net assets at December 31, 2011 and 2010:

	2011	2010
Northern Trust Stock Fund	$ 290,596,752	$ 422,122,356
Northern Institutional Funds International Equity Portfolio	–	78,469,405
Northern Trust Collective S&P 500 Index Fund	230,466,817	225,852,909
Northern Trust Collective Stable Asset Fund	240,213,314	239,972,471
Northern Institutional Funds Bond Portfolio	102,269,276	105,265,293
Victory EB Diversified Stock Fund	111,197,985	141,800,028

4. **Related-Party Transactions**

Certain Plan investments are shares of funds managed by the Company or one of its affiliates. The Company or one of its affiliates serves as trustee, custodian or administrator for these funds. The Plan also holds investments in shares of Northern Trust Corporation common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no identified prohibited transactions with a party-in-interest.

5. **Reconciliation of Financial Statements to Schedule H of Form 5500**

The following are reconciliations of December 31, 2011 and 2010 net assets available for benefits per the financial statements to Schedule H of Form 5500.

	2011	2010
Net Assets Available for Benefits per the Financial Statements	$ 1,384,669,777	$ 1,503,479,923
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	18,241,654	13,874,223
Net Assets Available for Benefits per Schedule H of Form 5500	$ 1,402,911,431	$ 1,517,354,146

6. **Tax Status**

The Plan obtained its latest determination letter on October 8, 2004, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. In January of 2011, the Company filed a timely request with the IRS for an updated determination letter related to amendments to the Plan. The Company is awaiting the IRS' response to this request. The Plan administrator does not have any reason to believe that the Plan is not designed or being operated in accordance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States require the Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions for the proceeding three year period up to and including the 2008 Plan year; however, there are currently no audits for any tax periods in progress.

7. **Risks and Uncertainties**

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Information

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

Form 5500, Schedule H, 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2011

Employer Identification Number: 36-1561860; Plan Number: 002

Identity of Issue, Borrower, Lessor, or Similar Party (b) and Description of Investment (c)	**Shares**	**Cost (d)**	**Current Value (e)**
Northern Collective Short Term Investment Fund*	3,241,470	$ 3,241,470	$ 3,241,470
Northern Institutional Funds Bond Portfolio*	4,689,100	94,335,909	102,269,276
Northern Funds Multi-Manager Mid Cap Fund*	2,367,924	24,104,385	25,857,733
Northern Institutional Funds International Equity Portfolio*	6,997,424	69,687,518	57,658,775
Northern Trust Collective ACWI EX-US Fund - DC - Non-Lending*	549,920	57,126,521	53,244,940
Northern Trust Collective Russell 2000 Index Fund - DC - Non-Lending*	102,243	19,139,426	19,890,896
Northern Trust Collective S&P 400 Index Fund - DC - Non-Lending*	74,243	13,370,999	13,663,233
Northern Trust Collective Stable Asset Fund*	4,461,060	191,760,427	240,213,314
Northern Trust Daily Collective S&P 500 Index Fund - DC - Non-Lending*	60,734	193,071,717	230,466,817
Northern Trust Collective TIPS Index Fund*	114,512	13,740,719	15,062,254
Northern Trust Collective Aggregate Bond Index Fund - Non-Lending*	172,193	19,717,158	20,962,798
PIMCO All Asset	839,027	10,280,173	9,682,369
Aberdeen Emerging Market	858,163	12,062,176	10,907,249
Victory EB Diversified Stock Fund	8,309,333	103,316,028	111,197,985
Jennison U.S. Small Cap Equity Fund	21,820,407	41,168,404	48,439,753
Vanguard Retirement Income Fund	273,218	3,012,170	3,150,205
Vanguard Target Retirement 2005 Fund	147,875	1,683,945	1,771,545
Vanguard Target Retirement 2010 Fund	314,632	6,875,743	7,057,206
Vanguard Target Retirement 2015 Fund	1,555,107	18,616,737	19,127,822
Vanguard Target Retirement 2020 Fund	855,405	18,039,085	18,553,740
Vanguard Target Retirement 2025 Fund	1,484,761	17,952,237	18,218,013
Vanguard Target Retirement 2030 Fund	586,221	12,142,261	12,263,742
Vanguard Target Retirement 2035 Fund	1,059,822	13,017,553	13,258,378
Vanguard Target Retirement 2040 Fund	403,704	8,160,417	8,275,938
Vanguard Target Retirement 2045 Fund	431,148	5,308,997	5,548,871
Vanguard Target Retirement 2050 Fund	192,541	3,841,975	3,929,753
Vanguard Target Retirement 2055 Fund	29,565	648,501	646,295
Northern Trust Stock Fund*	7,327,200	178,353,505	290,596,752
Participant Loans* (Interest rates ranging from 4.75% to 9.75% with varying maturity dates through October 2026)	-	-	23,489,278
		$ 1,153,776,156	$ 1,388,646,400

* Indicates party-in-interest to the Plan